

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2010-06-23
Your date

Commission File No. 82-1463



10016011

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Administrative Court decision on Sandvik's management of intellectual property rights dated 14 June 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dlw 7/14

cusip number 800 212 201



Press Release

Administrative Court decision on Sandvik's management of intellectual property rights.

In 2005, Sandvik AB implemented a reorganization of ownership and management of intellectual property rights. All Swedish-owned patents and trademarks were transferred to Sandvik Intellectual Property AB (IP Company). The reasons for this reorganization were the need to gather the activities relating to intellectual property rights into one company to highlight the considerable worth of the intellectual property rights and to gain operational advantages.

In December 2007, the Swedish National Tax Board did not approve the tax returns for the 2005 and 2006 fiscal years filed by the IP Company and denied deductions for amortization of the intellectual property rights. The following year, the Tax Board also denied the IP Company's deduction for such amortizations. The IP Company appealed the Tax Board's decision. The Tax Board approved Sandvik AB's tax return for 2005. Subsequently, the Tax Board, through the Public Commissioner, filed an appeal against its own decision relating to the above-mentioned reorganization.

The Public Commissioner requested that Sandvik AB be taxed in 2005 for a capital gain of SEK 18,097 M, which arose in the Group in conjunction with the reorganization.

The issue is described in Sandvik's 2009 Annual Report.

The IP Company's appeal of the Tax Board's decision pertaining to 2005 and 2006, and the Public Commissioner's appeal regarding taxation of Sandvik AB for 2005, as well as the appeal pertaining to the IP Company have now been addressed by the Administrative Court in Falun.

The Administrative Court approved the Public Commissioner's appeal pertaining to additional taxation of Sandvik AB for 2005. The Administrative Courts decision was not unanimous. The Court approved the IP Companys appeal as well as the Public Commissioner's appeal concerning the Tax Board's decision to refuse the deduction for amortization of intellectual property rights and approved the base for amortization.

The decision, if it gains legal force, entails that Sandvik AB will be taxed for additional earnings of SEK 18,097 M for 2005. However, this will not affect the Group's earnings, since the additional tax cost of approximately SEK 5 billion would correspond to the tax value of the increased amortization in the IP Company and this tax value, according to IFRS policies, would then be recognized as income.

Sandvik AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 16:00 a.m. on 14 June 2010.

Sandviken, 14 June 2010

Sandvik Aktiebolag (publ)

For further information, contact Anders Wallin, Vice President of Group Communications,+46 26 26 09 20.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, equipment and tools for the mining and construction industries, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. In 2009, the Group had about 44,000 employees and representation in 130 countries, with annual sales of nearly SEK 72,000 M

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Investor Relations SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43